Exhibit 99.1

Weibo Reports First Quarter 2020 Unaudited Financial Results

BEIJING, China — May 19, 2020 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

“We are satisfied with our first quarter result amid the coronavirus pandemic,” said Gaofei Wang, CEO of Weibo. “In this challenging period, Weibo has further demonstrated its indispensable value as a leading social media platform to keep the public informed, connected and engaged. In March, we delivered our strongest user growth in terms of net additions of MAUs and DAUs on a year-over-year basis. On monetization, we have seen a gradual recovery trend since March for most brands and merchants from the trough in February, although there are still uncertainties brought forth by the pandemic. We will continue to focus on optimizing ad products and enhancing ad performance for advertisers to further tap into advertisers’ social ad wallet and improve our monetization efficiency.” said Mr. Wang.

First Quarter 2020 Highlights

•                  Net revenues were $323.4 million, a decrease of 19% year-over-year or 15% year-over-year on a constant currency basis [1].

•                  Advertising and marketing revenues were $275.4 million, a decrease of 19% year-over-year.

•                  Value-added service (“VAS”) revenues were $48.0 million, a decrease of 17% year-over-year.

•                  Net income attributable to Weibo was $52.1 million and diluted net income per share was $0.23.

•                  Non-GAAP net income attributable to Weibo was $67.4 million and non-GAAP diluted net income per share was $0.30.

•                  Monthly active users (“MAUs”) were 550 million in March 2020, a net addition of approximately 85 million users on year over year basis. Mobile MAUs represented approximately 94% of MAUs.

•                  Average daily active users (“DAUs”) were 241 million in March 2020, a net addition of approximately 38 million users on year over year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the first quarter of 2020 had been the same as it was in the first quarter of 2019, or RMB 6.73=US$1.00.

First Quarter 2020 Financial Results

For the first quarter of 2020, Weibo’s total net revenues were $323.4 million, a decrease of 19% compared to $399.2 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2020 were $275.4 million, a decrease of 19% compared to $341.1 million for the same period last year. Advertising and marketing revenues from key accounts (“KAs”) and small & medium-sized enterprises (“SMEs”) were $247.9 million, a decrease of 24% compared to $324.5 million for the same period last year. The decrease was primarily resulted from the adverse impact of the coronavirus pandemic on the overall advertising demand, decrease in barter transaction revenues as well as negative currency translation impact.

VAS revenues for the first quarter of 2020 were $48.0 million, a decrease of 17% year-over-year compared to $58.0 million for the same period last year, primarily due to the decrease of revenues from live streaming business and was partially offset by the increase of membership revenues.

Costs and expenses for the first quarter of 2020 totaled $265.4 million, compared to $276.1 million for the same period last year. Non-GAAP costs and expenses were $249.3 million, compared to $262.4 million for the same period last year.

Income from operations for the first quarter of 2020 was $58.0 million, compared to $123.1 million for the same period last year. Non-GAAP income from operations was $74.1 million, compared to $136.8 million for the same period last year.

Non-operating income for the first quarter of 2020 was $10.0 million, compared to $48.6 million for the same period last year. Non-operating income for the first quarter of 2020 mainly included (i) a $12.9 million net interest and other income; (ii) a $2.9 million net loss on sale of investments and fair value changes on investments, which is excluded under non-GAAP measures.

Income tax expenses were $15.9 million, compared to $21.1 million for the same period last year. The decrease was primarily resulted from reduced earnings, and was partially offset by the estimated increase of effective tax rate for China operations primarily due to the expiration of the preferential tax treatment of one of the Company’s PRC subsidiaries in 2020.

Net income attributable to Weibo for the first quarter of 2020 was $52.1 million, compared to $150.4 million for the same period last year. Diluted net income per share attributable to Weibo for the first quarter of 2020 was $0.23, compared to $0.66 for the same period last year. Non-GAAP net income attributable to Weibo for the first quarter of 2020 was $67.4 million, compared to $128.5 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the first quarter of 2020 was $0.30, compared to $0.56 for the same period last year.

As of March 31, 2020, Weibo’s cash, cash equivalents and short-term investments totaled $2.35 billion. For the first quarter of 2020, cash provided by operating activities was $63.6 million, capital expenditures totaled $7.3 million, and depreciation and amortization expenses amounted to $6.8 million.

Business Outlook

For the second quarter of 2020, Weibo estimates its net revenues to decrease by 7% to 12% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7 AM — 8 AM Eastern Time on May 19, 2020 (or 7 PM — 8 PM Beijing Time on May 19, 2020) to present an overview of the Company’s financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email.

PRE-REGISTER LINK: https://s1.c-conf.com/DiamondPass/10006805-invite.html

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly. Additionally, a live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

A telephone replay will be available 1 hour after the end of the conference and may be accessed at the following number until May 27, 2020:

United States:               1855 883 1031

Hong Kong:                  800 930 639

International:               +61 7 3107 6325

Replay PIN:                  10006805

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA represents non-GAAP net income attributable to Weibo, excluding interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2020	2019	2019

Net revenues:
Advertising and marketing	$275,422	$341,141	$405,921
Value-added service	47,967	58,036	62,227
Net revenues	323,389	399,177	468,148

Costs and expenses:
Cost of revenues (1)	74,110	82,817	90,566
Sales and marketing (1)	99,102	106,151	123,372
Product development (1)	74,409	69,853	75,187
General and administrative (1)	17,753	17,287	28,286
Total costs and expenses	265,374	276,108	317,411
Income from operations	58,015	123,069	150,737

Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	(2,938)	37,797	(38,372)
Interest and other income , net	12,905	10,781	13,253
	9,967	48,578	(25,119)

Income before income tax expenses	67,982	171,647	125,618
Income tax expenses	(15,883)	(21,073)	(31,056)

Net income	52,099	150,574	94,562
Less: Net income (loss) attributable to non-controlling interests	(9)	132	(506)

Net income attributable to Weibo	$52,108	$150,442	$95,068

Basic net income per share attributable to Weibo	$0.23	$0.67	$0.42
Diluted net income per share attributable to Weibo	$0.23	$0.66	$0.42

Shares used in computing basic net income per share attributable to Weibo	226,392	224,924	226,000
Shares used in computing diluted net income per share attributable to Weibo	227,029	232,894	226,844

(1) Stock-based compensation in each category:

Cost of revenues	$1,347	$1,112	$1,488
Sales and marketing	2,216	2,039	2,761
Product development	6,909	6,058	8,124
General and administrative	4,822	3,686	4,990

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31,	December 31,
	2020	2019

Assets
Current assets:
Cash and cash equivalents	$1,131,229	$1,452,985
Short-term investments	1,215,361	951,235
Accounts receivable, net	386,969	422,225
Prepaid expenses and other current assets	455,577	424,905
Amount due from SINA(1)	389,109	384,828
Current assets subtotal	3,578,245	3,636,178

Property and equipment, net	47,026	46,729
Goodwill and intangible assets, net	44,913	46,513
Long-term investments	1,070,391	1,027,459
Other assets	54,607	47,307
Total assets	$4,795,182	$4,804,186

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$105,993	$126,247
Accrued expenses and other current liabilities	402,306	465,580
Deferred revenues	154,464	108,783
Income tax payable	99,841	100,245
Current liabilities subtotal	762,604	800,855

Long-term liabilities:
Convertible debt	889,301	888,266
Senior notes	794,319	793,985
Other long-term liabilities	37,568	39,261
Total liabilities	2,483,792	2,522,367

Shareholders’ equity :
Weibo shareholders’ equity	2,312,852	2,283,267
Non-controlling interests	(1,462)	(1,448)
Total shareholders’ equity	2,311,390	2,281,819

Total liabilities and shareholders’ equity	$4,795,182	$4,804,186

(1) Included short-term loans to and interest receivable from SINA of $235.5 million as of  March 31, 2020 and $236.6 million as of December 31, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	March 31, 2020				March 31, 2019						December 31, 2019
				Non-GAAP					Non-GAAP					Non-GAAP
	Actual	Adjustments		Results	Actual		Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$275,422			$275,422	$341,141				$341,141		$405,921			$405,921
Value-added service	47,967			47,967	58,036				58,036		62,227			62,227
Net revenues	$323,389			$323,389	$399,177				$399,177		$468,148			$468,148

		(15,294	)(a)				(12,895	)(a)				(17,363	)(a)
		(828	)(b)				(860	)(b)				(821	)(b)
Total costs and expenses	$265,374	$(16,122)		$249,252	$276,108		$(13,755)		$262,353		$317,411	$(18,184)		$299,227

		15,294	(a)				12,895	(a)				17,363	(a)
		828	(b)				860	(b)				821	(b)
Income from operations	$58,015	$16,122		$74,137	$123,069		$13,755		$136,824		$150,737	$18,184		$168,921

		15,294	(a)				12,895	(a)				17,363	(a)
		828	(b)				860	(b)				821	(b)
		2,938	(c)				(37,797	)(c)				38,372	(c)
		(5,285	)(d)				1,249	(d)				2,118	(d)
		3	(e)				(45	)(e)				6	(e)
		172	(f)				(126	)(f)				21,354	(f)
		1,369	(g)				1,035	(g)				1,371	(g)
Net income attributable to Weibo	$52,108	$15,319		$67,427	$150,442		$(21,929)		$128,513		$95,068	$81,405		$176,473

Diluted net income per share attributable to Weibo	$0.23			$0.30	$0.66	*			$0.56	*	$0.42			$0.77	*

Shares used in computing diluted net income per share attributable to Weibo	227,029			227,029	232,894				232,894		226,844	6,753	(h)	233,597

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$67,427					$128,513					$176,473
Interest income,net				(13,349)					(14,208)					(13,652)
Income tax expenses				15,711					21,199					9,702
Depreciation expenses				5,974					5,305					5,719
Adjusted EBITDA				$75,763					$140,809					$178,242

(a)    To exclude stock-based compensation.

(b)    To exclude amortization of intangible assets.

(c)     To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.

(d)    To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.

(e)     To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.

(f)      To exclude the provision for income tax related to item (b) and (c). Other non-GAAP to GAAP reconciling items have no income tax effect.

The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

(g)    To exclude the amortization of convertible debt and senior notes issuance cost.

(h)    To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*            Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended
	March 31,		December 31,
	2020	2019	2019

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$247,855	$324,506	$368,061
Alibaba	27,567	16,635	37,860
Subtotal	275,422	341,141	405,921

Value-added service	47,967	58,036	62,227
	$323,389	$399,177	$468,148